Exhibit 21.1

SUBSIDIARIES OF HITTITE MICROWAVE CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Hittite Microwave Europe Limited	United Kingdom
Hittite Microwave Deutschland GmbH	Germany
Hittite Microwave Asia Co., Limited	Korea
Hittite Microwave Co. Limited	China
Hittite Microwave Canada Inc.	Canada
Hittite Microwave Nordic AB	Sweden
Hittite Microdalga Sanayi Ve Ticaret Ltd. Sirketi	Turkey
Hittite Microwave Security Corporation	Massachusetts